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                                                               EXHIBIT (a)(viii)



                                   SCRIPT --
                             QUESTIONS AND ANSWERS




         1.      WHAT IS THE DEBENTURE CONSENT FOR?



                 All Debentureholders are separately asked to consent to four proposals, including that the Debenture acceleration be rescinded. Rescission of Acceleration is a precondition of consummation of the Exchange, and is the most important proposal for your consent. Debentureholders holding aggregately at least a majority of the outstanding principal amount of Debentures can consent to rescind the acceleration. The other proposals are intended to facilitate the Exchange. Depending on the circumstances, the other proposals may not be essential to a successful exchange. We request Debentureholders to consider all of the proposals and consent so that the Exchange can be accomplished.




         2.      WHAT DO I RECEIVE IN EXCHANGE FOR DEBENTURES THAT I TENDER?



                 For every $1,000 of principal amount, and a waiver of default interest and interest accrued on default interest, you will receive $580 in cash and 16 shares of Common Stock of Comprehensive Care Corporation. The tax consequences for a typical holder are described in the Offering Circular.




         3.      HOW MUCH INTEREST HAS ACCRUED PER $1,000?



                 If the Debenture acceleration is rescinded, the amount of interest that would be due prior to April 15, 1996 per $1,000 of principal amount will include the three missed semi-annual payments of $37.50 each. On April 15, 1996, the fourth installment of $37.50 will be due. The three installments due aggregate $112.50, and default interest has accrued on that interest and will have added another $8.44 as of April 15, 1996, and the total increases by approximately another $.02 or $.03 per day. This is in addition to the $37.50 normally coming due on April 15, 1996. $112.50 plus $8.44 plus $37.50 adds up to $158.44. This is the amount that a non-tendering Debentureholder will receive if the acceleration is rescinded. If the acceleration is not rescinded, the entire principal amount is due immediately. The amount of interest that is due at any time includes a proportional part of the $37.50 that normally comes due on April 15, 1996, which increases by approximately another $.21 per day. If the acceleration is rescinded, all interest accrued from October 15, 1995 on the principal amount will be included in the semi-annual payment due on Monday, April 15, 1996.



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         4.      ARE THE SHARES OF COMMON STOCK ISSUED IN THE EXCHANGE
                 FREELY-TRADEABLE?



                 That depends on the Debentures you hold now; if they are freely tradeable, an exchange should give you freely tradeable shares. Comprehensive Care is relying on an exception to the requirement to register the shares that requires that no commissions be paid by Comprehensive Care to persons for soliciting holders to exchange. No commissions will be paid by Comprehensive Care. Employees may solicit exchanges but will receive no additional compensation for that service.




         5.      WHAT HAPPENS TO DEBENTURES THAT ARE NOT TENDERED?



                 If the Exchange does not take place because the acceleration is not rescinded, you will remain the holder of a Debenture that is due and payable in full. However, if the Debenture acceleration is rescinded, Debentures that are not tendered will be paid the accrued and unpaid interest in full, other than any amounts due solely by reason of acceleration. A condition to the Exchange Offer is that the principal and interest of Debentures will no longer be accelerated. After rescission of the acceleration, Debentures will accrue interest at the rate of 7 1/2% per year. Interest payments will follow the original semi-annual April 15 - October 15 schedule until maturity in 2015, at which time the principal amount will become due. Debentures exchanged will count as Debentures redeemed pursuant to sinking fund provisions, and so Comprehensive Care will not be obligated to redeem any Debentures before maturity under the sinking fund provisions
                 of the Debentures.   To that extent, the holder will become
                 more reliant on sale of Debentures to provide liquidity. However, there will be fewer Debentures outstanding, and if the Debentures are traded more thinly, there could be a risk of reduced liquidity of Debentures.




         6.      HOW CAN I TENDER DEBENTURES?



                 A. If you wish to tender Debentures that you hold in your own name, you must complete a Letter of Transmittal form and submit it to the Exchange Agent. To obtain the form, give me your name and address. I will also confirm that you hold your Debentures directly.



                 B. If you wish to tender Debentures that you hold through a broker, nominee or fiduciary, you should request and instruct that such person tender Debentures for you.



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         7.      WHAT ARE THE IMPORTANT ADDRESSES AND PHONE NUMBERS?



                 TRUSTEE:



                          First Trust California, National Association, successor to Bank of America National Trust and Savings Association
                          333 South Beaudry Avenue, 25th Floor
                          Los Angeles, California 90017
                          Tel: 213-345-4652



                 EXCHANGE AGENT:



                          Continental Stock Transfer & Trust Company
                          2 Broadway, 19th Floor
                          New York, New York  10004
                          Tel: 212-509-4000 Ext. 227




         8. CAN I CHANGE MY MIND AND WITHDRAW DEBENTURES THAT I TENDERED OR DIRECTED TO BE TENDERED?



                 Yes, but only if the notice of withdrawal is received prior to the expiration date and only if you or your broker gives written notice.



                 A. If you are the holder of record (i.e., you are on the Trustee's official list of registered holders holding Debentures), you yourself should send a signed and dated notice of withdrawal to First Trust California, National Association, 333 South Beaudry, Los Angeles, California 90017, or to the Exchange Agent, Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10003. The notice must state the name of the record owner, the principal amount of Debentures to withdraw from the Offer and that you are withdrawing Debentures tendered by you in the exact name of the registered holder.



                 B. If you are holding Debentures through a broker, then you are not considered to be a registered holder yourself and, instead of giving notice yourself, you should instruct the broker who tendered the Debentures on your behalf to withdraw them by giving written notice. You may be interested to know that you can also re-tender Debentures if you like.




         9. HOW CAN I RE-TENDER ANY DEBENTURES I PREVIOUSLY TENDERED AND THEN WITHDREW?



                 To re-tender, you must submit another Letter of Transmittal form. You could obtain another copy of the form or use any reasonable facsimile of the Letter of Transmittal form.




         10.     HOW WILL I KNOW THAT MY DEBENTURES HAVE BEEN EXCHANGED?



                 The Offer Period will expire April 1, 1996. The Company may keep the Offer open for a longer period of time by making a public announcement. The Exchange will be consummated at approximately the same time as the interest payment. The



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                 Exchange Agent will deliver the Exchange Consideration by U.S.
                 Mail or recognized delivery service as promptly as practicable thereafter.



         11.     WHAT SHOULD I KNOW ABOUT TAXES?



                 To the extent you want legal advice, you must consult your own legal counsel. The circumstances of a particular holder sometimes affect the tax consequences. The tax effects for typical persons are described in the Offering Circular.



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